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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

         DTM Acquisition Company, L.P.
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        (Last)                      (First)                        (Middle)
         c/o Proactive Finance Group, LLC
         221 West 6th Street, Suite 1520
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                                   (Street)

         Austin                       TX                              78701
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             2/12/99
                                                               -----------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol   DTM Corporation (DTMC)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X  Form Filed by One Reporting Person
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         Form filed by More than One Reporting Person
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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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Common Stock, par
 value $.0002
 per share ("Common
 Stock")              3,157,190/1/            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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Explanation of Responses:
/1/ On January 2, 1999, Proactive Finance Group, LLC ("Proactive") entered into a Stock Purchase Agreement with The B.F. Goodrich Company ("Goodrich") which provides, among other things and upon the terms and conditions set forth therein, that Goodrich will sell, and Proactive will purchase, all of Goodrich's right, title and interest in and to 3,157,190 shares of Common Stock (the "Shares"). On February 12, 1999, Proactive assigned its rights under the Stock Purchase Agreement to DTM Acquisition Company, L.P. ("DTMAC"). The general partner of DTMAC is Proactive-DTM, L.P. ("Pro-DTM"), and the general partner of Pro-DTM is Proactive. On February 12, 1999, DTMAC acquired the Shares from Goodrich.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                           DTM Acquisition Company, L.P.
                           By: Proactive-DTM, L.P., its general partner
                           By: Proactive Finance Group, LLC, its general partner


                            By:   /s/ Anthony Mariotti                3/11/99
                                --------------------------------  -------------
                                 **Signature of Reporting Person        Date
                                Anthony Mariotti, Managing Member
                                of Proactive Finance Group LLC


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. SEC 1473 (7-96)
                                                                          Page 2
                                                                 SEC 1473 (7-96)